[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 18, 2008

VIA EDGAR TRANSMISSION

Mr. Tom Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Re:	Noranda Aluminum Holding Corporation—Registration Statement on Form S-1
(No. 333-150760) relating to the initial public offering of shares of Noranda
Aluminum Holding Corporation Common Stock

Dear Mr. Kluck:

On behalf of Noranda Aluminum Holding Corporation, a Delaware corporation (the “Company”), submitted for filing under the Securities Act of 1933, as amended, is Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed initial public offering of shares of the Company’s common stock, par value $0.01 per share.

Securities and Exchange Commission

February 18, 2008

Please note that the filing fee for the Registration Statement was previously paid upon the initial filing of the Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1147, or Andrew J. Nussbaum, Esq. at (212) 403-1269, both of this office, as counsel to the Company.

Very truly yours,

/s/ Justin S. Rosenberg

Justin S. Rosenberg, Esq.

cc: Alan K. Brown (Noranda Aluminum Holding Corporation)